

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

April 26, 2013

Lindsey Coffey, Esq.
Ropes & Gray, LLP
1211 Avenue of the Americas
New York, NY 10036-8704

Re:    Westchester Capital Funds
       File Nos. 333-187583 and 811-22818

Dear Ms. Coffey:

We have reviewed the registration statement on Form N-1A for Westchester Capital Funds.  The registration statement, filed with the Commission on March 27, 2013, registers the common shares of The Institutional Merger Fund ("Fund").  Based on our review of the filing, we have the following comments.  Comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.  The captions we use below correspond to the captions the Fund uses in the registration statement.  All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

**Prospectus**

**General**

1.     Please state in your response letter whether FINRA has reviewed and approved the proposed terms, compensation, and other considerations of the underwriting arrangements contained in the registration statement.

**Fund Summary (p.2)**

Fee Table (p. 2)

2.     Under the heading "Other Expenses", there is only one subcategory, which has an awkwardly long caption, and does not appear to describe all types of other expenses of the Fund.  Please revise the disclosure to clearly set forth the main types of other expenses shareholders will pay.

Example (p.2)

3.     Please delete "or do not redeem your shares" from the second sentence of this paragraph, as the Fund does not charge a redemption fee or impose a contingent deferred sales load.

Principal Investment Strategies (p. 2)

4.     Please delete "principally" from the first sentence of the first paragraph of this section so that the Fund's 80% investment policy is consistent with the requirements in Rule 35d-1 under the 1940 Act.  In addition, please explain to us what is meant by "Institutional" in the Fund's name, and why the Fund's 80% investment policy does not reference "Institutional" investments.  Finally, please: Please explain to us why spin offs and liquidations should be included in the 80% test.  Otherwise, please delete references to spin-offs" and "liquidations" in the Fund's 80% test

5.     Please identify the types of derivatives the Fund will use in executing its principal strategy, and explain how the derivatives will be used.  Please also describe the risks of the derivatives and strategies in the summary.  *See* letter from Barry Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, Esq., General Counsel, Investment Company Institute, dated July 30, 2010.

6.     The fee table discloses that the Fund will pay acquired fund fees and expenses, but this section contains no explanation of the Fund's strategy of investing in other funds.  Please include a summary of the strategy if it is a principal investment strategy and/or modify the fee table disclosure.

7.     Disclosure in the last paragraph of page two indicates the Fund may "invest a portion of its assets to seek short-term capital appreciation."  Please disclose how the Fund will invest for short-term capital appreciation.

8.     Does the Fund have a strategy of investing in companies in a particular market capitalization range, or will it invest in companies of any size?  Please clarify.  If the Fund will invest in emerging market securities as part of its principal strategy, please disclose this here and add corresponding risk disclosure.

Principal Risks (p. 3)

*Merger and Event-Driven Risk (p. 3)*

9.     Will diminution of merger activity have a negative impact on the Fund?  Disclosure in the first paragraph on page 8 of the SAI suggests it will.  If this is correct, please provide appropriate risk disclosure in this section as well.

*Derivatives Risk (p. 3)*

10.     Please include in this section a summary of the derivatives risk disclosure found on page 9.  *See also* comment 5, *supra*.

*Leveraging Risk (p. 4)*

11.     Please disclose that leverage may magnify the Fund's losses.

*Short Selling Risk (p. 4)*

12.     Please disclose that the Fund will be required to pay dividends on shares sold short.

<u>Annual Total Return</u> (p. 4)

13.     Please include the disclosure required by Item 4(b) (2) (i) of Form N-1A.

<u>Portfolio Managers</u> (p. 4)

14.     The disclosure currently indicates the portfolio managers have been serving "since the Fund's inception."  Please disclose the date on which the portfolio managers commenced service with the Fund.

<u>Purchase and Sale of Fund Shares</u> (p. 4)

15.     Please delete the second sentence of the first paragraph of this section, and the entire paragraph succeeding the minimum investment table, as the disclosure provided is neither required nor permitted by Item 6 of Form N-1A.

**Principal Investment Policies (p. 5)**

16.     Please disclose that shareholders will receive at least 60 days advance notice of any change in the Fund's 80% investment policy.

17.     Please disclose here all hedging tactics the Fund will use in executing its principal strategy and identify the types of securities the Fund will use.  Please disclose the risks of each tactic and the securities used to execute it.  Please describe to us, and disclose in the SAI, the Fund's cover and asset segregation policies for each type of derivative investment the Fund will make in executing its principal strategy.

18.     Please disclose in the Summary that the Fund may hold a significant portion of its assets in cash and cash equivalents, and disclose the risks attendant with this strategy, *e.g.*, reduced returns.  Please state in this section that when the Fund takes temporary defensive positions inconsistent with the Fund's principal investment strategies, the Fund may not achieve its investment objective.  *See* Instruction 6 to Item 9 (b) (1) of Form N-1A.

19.     Is the Fund's strategy of investing in other investment companies part of its principal strategy?  If so, please summarize the strategy in the Summary; if not, please clarify in this section that it is a non-principal strategy.  *See* comment 5 above.  Please clarify whether any other strategies identified in this section are principal or not, *e.g.*, investing in companies involved in litigation, subject to regulatory issues, recapitalization, debt, etc., and disclose all principal strategies in the Summary.

20.    The last paragraph on page 6 contains important disclosure of the Fund's principal strategy; accordingly, please include this disclosure in the Summary.

21.    Disclosure in the first paragraph on page 7 indicates the Fund "may" engage in active trading.  Earlier disclosure in the Summary states that the Fund *will* engage in active trading. Please resolve this inconsistency.  If the Fund *will* engage in active trading, please make this clear.

22.    Please disclose that the Fund will use the market value of derivatives when calculating compliance with its 80% investment policy.

**Principal Risks (p. 8)**

Leveraging Risk (p. 10)

23.    Please delete "gains" from this sentence, as it is not risk disclosure.

Short Selling Risk (p. 10)

24.    Please include the third and fourth sentences of this paragraph in the summary disclosure of short selling risk.

**Appendix A**

25.    What are the differences between the Fund and The Merger Fund?  If none exists, why did the registrant form the Fund?

26.    Please explain to us the legal basis for inclusion in the prospectus of the historical performance data for The Merger Fund, with specific reference to the standards set forth in *Bramwell Growth Fund* (pub. avail. Aug 7, 1996).  As the table provides ten-year return data, and the portfolio managers did not manage The Merger Fund prior to 2006, please address in detail the basis for including 2003-2005 performance.

27.  Please clarify, if accurate, that the "Fund" in the paragraph that follows the performance table is The Merger Fund.

28.  Please state in this Appendix that the returns of The Merger Fund are after taxes and net of fees and expenses.

**Statement of Additional Information**

**Investment Objectives and Policies (p.1)**

<u>Swap Contracts</u> (p. 9)

29.    The Fund discloses that it may engage in transactions involving total return swaps.  When the Fund does engage in total return swaps it must set aside an appropriate amount of segregated assets. *See generally* Investment Company Act Release No. 10666 (Apr. 18, 1979).  Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the 1940 Act.  *See* Investment Company Act Release No. 29776 (Aug. 31, 2011).  Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

**Investment Restrictions (p. 13)**

30.    Please provide adjacent narrative disclosure outlining the extent to which the 1940 Act permits the Fund to issue senior securities, lend and borrow money, underwrite securities, and purchase and sell commodities and real estate.

31.    Investment Restriction 1 provides that the Fund may:

> Issue senior securities to the extent permitted by the Investment Company Act of 1940 (the "1940 Act"), or the rules or regulations thereunder, *as such statute, rules or regulations may be amended from time to time, or by regulatory guidance or interpretation s of, or any exemptive order or other relief issued by the Securities and Exchange Commission ("SEC") or any successor organization or their staff, under, such Act, rules or regulations.*

The italicized language suggests that if the Commission were to adopt rules, or grant the Fund exemptive or other relief, the Fund may change its policies with respect to issuing senior securities and borrowing without seeking shareholder approval.  In our view, the adoption of rules by the Commission, or the issuance of exemptive or other relief typically would not relieve the Fund from any obligation under Section 13 of the 1940 Act to seek shareholder approval to change fundamental policies.  Accordingly, please delete the italicized language.

**Management (p. 18)**

32.    Please revise the final column heading in the Trustees and Officers table to read "Other Directorships held by Trustee during the Past 5 Years."

**Taxation (p. 24)**

<u>U.S Federal Income Taxation – in General</u> (p. 25)

33.    Please delete from this section references to pre-2011 losses, as the Fund did not exist at that time.

**General**

   We note that significant portions of the filing are incomplete. We expect to conduct a complete, thorough review of these sections once you provide them in a pre-effective amendment, and expect that we will have additional comments on such portions, on disclosures made in response to this letter, on information supplied supplementally, and/or on exhibits added in any pre-effective amendments.  Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

   Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with the registration statement.

   Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act.  Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

   Any questions you may have regarding the filing or this letter should be directed to me at 202.551.6965.

                    Sincerely,


                    Vincent J. Di Stefano
                    Senior Counsel